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American Stories 🔖

American Stories Entertainment, Inc. (ASE) is a film production company that has a simple mission: produce creative uplifting content that improves the lives of our viewers. The company does this by telling the unique stories of real people. The subject matter of ASE programming covers a broad rang ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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Launch — ① ✓   ② $2,499 Min   ③ $2,250,000 Max

Overview   Team   About   Communication Channel   Updates

Business Description

What is American Stories Entertainment All About

American Stories Entertainment, Inc. (ASE) is a film production company that has a simple mission: produce creative uplifting content that improves the lives of our viewers. The company does this by telling the unique stories of real people. The subject matter of ASE programming covers a broad range of lifestyles including hunting, fishing, sports, small business, and survival strategies.

ASE's Secret Sauce

ASE will create and control its own content. The company is building and employing an ever-growing series of distribution channels for its content. Diversity of broadcast platforms is at the core of the ASE business model which ensures that its content is never de-platformed by the whims of anyone. ASE will not go down!! The current platforms include ASE's own Roku channel, Apple TV channel, and Amazon Fire TV channel.



The company also directly creates its own content. The company develops its shows through a series of stages which involves producing a limited series of shows for proof of concept and then expansion of the specific programming. Lavish production costs are not part of the ASE culture. All company programming will be produced by efficient creative teams who can produce quality content yet not break the bank.

Content Distribution

ASE's shows are intended for broadcast via multiple channels. Diversification is at the heart of the company's business model. The core principle is that no one executive decision to de-platform or otherwise shutdown ASE's programming can never fully take down its content. Call it decentralized media distribution–a revolutionary step to protect ASE's free speech rights. Distribution will involve various web video platforms including YouTube, RecoilTV, and Rumble. In addition, the company will also broadcast through streaming services such as Roku, Amazon Fire TV and Apple TV. Finally, ASE ultimately will seek to have a full channel on DirectTV.

The Marketing And Sales Sequence

ASE's marketing and sales sequence is designed to involve the viewer first and the advertiser second. Not because the advertiser is secondary but because it is important to let them know the position of the viewer and the number of eyeballs that could be on their offering. This is the sequence:

- Viral "You Make the Story" participation (free)
- Movement memorabilia (physical and digital–NFTS)
- ASE show products
- Advertiser product placement (in shows)
- Broadcast network or cable channel show production agreements

Problem

Security Type:

Equity Security

Price Per Share

$1.50

Shares For Sale

1,500,000

Post Money Valuation:

$78,293,430

Investment Bonuses!

Amount-Based Bonus Incentives:

Invest $2,000+:

– Receive 50% bonus shares*

Invest $5,000+:

– Receive 100% bonus shares*

Additional Bonus Incentives:

– For the first 500,000 paid shares sold, the investor gets 100% bonus shares.*

*All perks occur when the offering is completed. **In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. ***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

Problem

Traditional Entertainment Media—The Problem

Both the top executives and talent found in the twin entertainment epicenters of New York and Los Angeles has been busy alienating a significant portion of the U.S. population. This market, found in the broad expanse between the two elite population centers, makes up over 150 million people who are considered to be more conservative. The results of an avalanche of cultural attacks that revolve around politics, religion, and the 2nd amendment have led to a massive decline in viewership of a broad array of content.

Presently, because of this mass disenchantment with the coastal media centers, there is a gigantic undelivered desire waiting to be quenched. It is this opening that ASE intends to rapidly meet and satisfy.



Solution

The Plan—Meeting the Demand

American Stories Entertainment targets viewers who consider themselves left behind by traditional entertainment providers. This includes people in small-town America and the general population found between the east and west coasts of the USA. American Stories Entertainment's plan revolves around creating original content using a phased approach to be able to adjust and modify programming that best serves ASE's unique audience. ASE starts with the production of four 12-minute episodes (segments) that can be broadcast separately or combined together into 30 or 60-minute shows (2-4 segments). This allows the content to be shown on YouTube, Roku or on traditional TV.

Advertisers are briefed on the nature of the programming and sometimes shown past programming to provide insight into the ASE process. Advertisers can purchase ad time or preferably product placement slots for such shows. ASE, because it controls various distribution assets on Roku, Apple, Amazon, and its own direct channel, www.Americanstories.tv, can make future content decisions based on direct viewer and advertiser input. If a show is successful, both from the consumer perspective and advertiser response, ASE will extend the respective series for additional shows with additional seasons of the show. As additional seasons or even episodes are added to the series, the content can be tweaked and modified to better serve ASE's audiences (consumers and advertisers). Consumer opinion is weighted much higher as concerns content decisions.

The Duck Dynasty Effect

The massively successful show, Duck Dynasty, made most of its money through product placement within the shows that eventually found its way into tens of thousands of stores. By 2013 Duck Dynasty was generating $500 million in sales. Through ASE's relationship with Kevin Harrington as host of a series of business-related shows starting with Beyond The Close, the company can begin embedding products in each show with the intent to get mass marketing in the future.



Business Model

Income Centers

There are two distinct publics that ASE targets for income: 1) viewers (content consumers); 2) advertisers who purchase broadcast ads and product placement within the shows. The following section shall discuss the value ladders of free and paid services as well as products for both viewers and Advertisers.

Advertisers will be happy to see that ASE doesn't just depend on one media platform to get in front of the right viewers. As described above, the company's strategy is decentralized media distribution which also expands the viewer reach for its shows. Advertisers will be able to purchase traditional ad space before, during, and after the shows are broadcast. They would also have the option to have their various products placed within the shows in a relevant manner.

Deadline:

April 25, 2025

Minimum Investment Amount:

$500

Target Offering Range:

$2,499-$2,250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Advertisers will be happy to see that ASE doesn't just depend on one media platform to get in front of the right viewers. As described above, the company's strategy is decentralized media distribution which also expands the viewer reach for its shows. Advertisers will be able to purchase traditional ad space before, during, and after the shows are broadcast. They would also have the option to have their various products placed within the shows in a relevant manner.

Finally, a third income center for the company is the development of its own branded products (in partnership with various manufacturers) which are placed in the show and then subsequently sold in third-party stores and its own product site. This also includes digital products such as NFTs involving the cast members of each show.

Viewers will have access to a series of "movement" products (T-shirts, hats, jackets, clothing) and digital memorabilia. The digital memorabilia include celebrity-based collectibles and user-generated content in the form of their own memorabilia created by them. ASE plans on building a giant base of devotees that fully believe in the mission of the company. It is to this group that ASE wants to sell movement products to build brand loyalty and also physically promote the brand.



Market Projection

Global Entertainment Industry Overview

The entertainment industry encompasses a wide range of sectors, including film, television, gaming, music, digital media, live events, and sports. According to *Grand View Research*, the global entertainment and media market size was valued at **$2.1 trillion** in 2023 and is expected to reach approximately **$3.2 trillion by 2030**, growing at a **CAGR of 5.2%** during the forecast period (2023-2030).

Key Drivers of Growth:

1. **Digital Transformation**: Streaming platforms, digital content creation, and mobile gaming are reshaping how consumers engage with entertainment. With the increasing penetration of smartphones and high-speed internet, digital consumption is expected to continue growing.
2. **Changing Consumer Preferences**: Consumers are shifting towards on-demand and personalized entertainment experiences. OTT (Over-the-Top) platforms, live streaming, and interactive media are driving this trend.
3. **Globalization**: The increasing cross-border flow of media content is facilitating broader reach for entertainment products, with international markets becoming more accessible



Competition

As a film company that tells stories about real people, American Stories has a unique approach to storytelling that sets them apart from the competition. Their focus on genuine, authentic stories allows them to connect with audiences in a way that more fictionalized or sensationalized content cannot.

One of the main advantages of their approach is that it allows them to tackle complex, nuanced subjects in a way that feels relatable and resonant to viewers. By highlighting the real-life experiences of people from all walks of life, they can shed light on important issues and inspire empathy and understanding in their audience.

Another advantage of their approach is that it allows them to create content that feels fresh and timely. By featuring real people and their stories, they can explore current events and social issues in a way that is more relevant and engaging to audiences. This can help them to stand out in a crowded media landscape and attract a loyal, dedicated fan base.

Another advantage of their approach is that it allows them to create content that feels fresh and timely. By featuring real people and their stories, they can explore current events and social issues in a way that is more relevant and engaging to audiences. This can help them to stand out in a crowded media landscape and attract a loyal, dedicated fan base.

Finally, their focus on real people and their stories allows them to create content that feels more personal and genuine. This can help to build a strong emotional connection with their audience, as viewers can feel like they are getting an intimate, behind-the-scenes look at someone's life. This can be especially powerful in today's media landscape, where people are looking for more meaningful and authentic connections.

Traction & Customers

Some of the Shows You'll See on American Stories Entertainment:

1. Surviving Mann

Don Mann, Seal Team 6 Special Operations veteran and New York Times Best Selling author, hosts a totally unique type of "shoot house" challenge. 32 contestants from all walks of life fight it out in a 21st-century high-tech special ops training center to see who gets to challenge Don in the ultimate survival competition. Which contestant will win the season-long competition? Will the champion beat Don Mann? Find out more on the show website SurvivingMann.com.

2. Boom America

Kevin Harrington, an original star of the hit TV series Shark Tank as well as the inventor of the infomercial, takes a team of expansion experts and helps small companies boom to achieve their dream. Much like American Idol, small companies audition to become one of the first 8 companies helped by the expansion superheroes assembled by Kevin. Then the real work begins.

3. Country Ball

High school coaching prodigy head coach Jesse Chinchar, who has gained over 500 scholarship offers for players at his small private school, hunts down diamonds in the rough. Rural players who are great yet aren't getting exposure and can't get a scholarship. Jesse changes all that, and helps get exposure and offers for these players. In return, Jesse takes part in adventures in hunting, shooting, and fishing that each player masters and takes Jesse on. Watch the show now at AmericanStories.tv.

4. Beyond the Close

Top real estate agents are selected to be guided by the pros to become celebrity agents in their own marketplace. Watch how top industry judges Kevin Harrington, an original shark on the hit TV Shark Tank, nationally known real estate celebrity Jason Williford and internet guru Laura Betterly pick and then help successful real estate agents make it to the next level. Which will make the biggest impact? Watch it now on AmericanStories.tv.

5. Surviving Mann – The Aftermath

This freewheeling show puts together three of the stars of Surviving Mann, Aly Webster, Liberte Austin, and Jenn Stankus, and they discuss what just happened in each Surviving Mann episode. They reveal secrets about what actually occurred and what will be in store during the next show. One last thing. Each show involves an unusual gun-related challenge that will electrify viewers across the country. Watch it now on AmericanStories.tv.

6. No Huddle Life

Bill Rooney, celebrity manager, and media innovator, hit a crossroads in life after hitting a major health obstacle. Was he going to continue "the grind" or take on a bucket list of high adventure in the Colorado Rockies? Bill decided to take the path less traveled and headed to the Rockies. He didn't huddle up those people close to him and chart a "safe" path. He is now flying down the football field of life calling new plays filled with risk and spontaneity in his No Huddle Life. Watch it now on AmericanStories.TV.

7. Blue Valor

When one of our men and women in blue goes beyond the call of duty, risking their lives to help others, a very small number win law enforcement's highest honor – the Medal of Valor. Their shocking, heart-wrenching stories will be revealed in riveting emotional interviews and precise reenactments. In each show, mind-bending twists can occur, including surprise endings. They say truth is stranger than fiction. Prepare to find out in Blue Valor.

8. Like a Train

In Like a Train, the award-winning documentary that began as a student film project, you will follow the Clearwater Knights, a high school football team determined to have a perfect, undefeated season, and to have fun doing it.

With a coaching prodigy, not even twenty-five years old, at the helm, leading the team alongside his best friend, the Knights are a unique blend of humor, tenacity, and heart. Their story will excite you, move you and make you think about things you didn't expect out of a sports documentary.

It's the original score, also composed and performed by the students, will have you tapping your feet as you root for the Knights.

Like a Train isn't just about football, it's about life, love, and people. Watch it now on AmericanStories.TV.

9. This Week in High School Football

You want to know which teams are the best in the USA each week? How about learning from some of the top college prospects and what their plans are? John Garcia, Jr., of Sports Illustrated and SI 99, runs this high-energy tour of High School football during the fall that is both entertaining and insightful. John's knowledge base is extraordinary and you won't go wrong tuning into this show for real football information. Watch it now at AmericanStories.tv.

10. Rise to the Top

American Stories, in collaboration with John Garcia of Sports Illustrated, search for the top 99 high school football players in America. Rise to the Top highlights certain SI 99 candidates in and around their high school before a big game. These are the players who are destined to play in the NFL so take a glimpse into the future.



Investors

American Stories has raised under Regulation Crowdfunding in the past. In 2021, they successfully raised $712,754.00 through the sale of common stock under Regulation Crowdfunding. Then in 2022, they raised an additional $131,908 through the sale of common stock under Regulation Crowdfunding. They also conducted a campaign under 506(b) in 2022 and raised $234,751 in convertible notes. Lastly, the company closed on $66,500 raised through their current Reg A offering on October 30, 2024.

Terms

Up to $2,250,000 in Class B Common Stock at $1.50 per share with a minimum target amount of $2,499.00.

Offering Minimum: $2,499.00 | 1,666 shares of Class B Common Stock
Offering Maximum: $2,250,000 | 1,500,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.50 per Share
Minimum Investment Amount (per investor): $750 | 500 shares of Class B Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $750. The Company must reach its Target Offering Amount of $2,499.00 by April 25, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $2,499.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Amount-Based Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

Invest $2,000+:

Receive 50% bonus shares*

Invest $5,000+:

Receive 100% bonus shares*

Additional Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

For the first 500,000 paid shares sold, the investor gets 100% bonus shares.*

*All perks occur when the offering is completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Robert Cefail
Founder
Background
Robert Cefail has been an innovator in the telecommunications, internet marketing and celebrity endorsement industries. Robert started companies in each sector that have generated tens of millions of dollars in revenue. He currently is the CEO of CShopTV, a celebrity endorsement firm connected with thousands of celebrities.



Tony McKnight
Founder
Background
Tony McKnight is a highly successful entrepreneur who has started up numerous successful companies including Big Daddy Unlimited. His latest company is now a dominant player in the gun, hunting and survival industries selling over 300,000 separate offerings on his online platform Bigdaddyunlimited.com. Tony is a specialist in the art of mass marketing, promotion and scaling companies.



Stephen Eckelberry
Senior VP Entertainment Production
Background
Stephen Eckelberry, with over 35 years of experience in virtually every aspect of traditional Hollywood filmmaking, brings a cinematic approach to web- based reality TV. Stephen has been involved in the production of 34 feature films and television series. He branched out to directing and producing including creating several award-winning feature films, working with a varied list of talent from Scarlett Johansson, Eva Mendes, Christopher Lambert, Burt Reynolds and Raquel Welsh. He recently co-produced the U.S. version of the Chinese epic movie, Air Strike, starring Bruce Willis and Adrian Brody and distributed by Lionsgate Films.



Kevin Harrington
Strategic Partner
Background
Kevin Harrington, an original star on the hit TV show Shark Tank and inventor of the infomercial, not only hosts one of the programs on ASE but also is a strategic partner when it is time to bring products on various shows into massive retail outlets.



Toli
Co-Founder
Background
Toli Cefail, or as she likes to call herself "Mrs. Bob", has been a marketing strategist, creative director, and administrative process developer for over 25 years. In partnership with Robert, Toli has been at the forefront of the deregulated telecommunications, internet marketing, streaming video, and celebrity marketing industries. In addition to her role at American Stories, she is also the lead campaign strategist and creative director at The CShop Celebrity Network, a celebrity endorsement firm connected with thousands of celebrities.



Linda Batdorf
Treasurer and VP of Admin
Background
Linda Badorf has had a successful career in managing the finances for Quadrant Sales & Marketing, Inc., Digital Frontier Marketing, Inc, and American Stories Entertainment, Inc.

Company Name

American Stories

Location

**1449 Wetherington Way
Palm Harbor, Florida 34683**

Number of Employees

3

Company Website

Incorporation Type

C-Corp

State of Incorporation

FL

Date Founded

December 16, 2020